Exhibit 1.01
Insulet Corporation
Conflict Minerals Report
For Calendar Year 2025

Insulet Corporation (“Insulet,” the “Company,” “we,” “us,” and “our”) submits this Conflict Minerals Report (“Report”) for the period January 1 to December 31, 2025 (the “Reporting Period”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products or products contracted to be manufactured contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined under the Rule as cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (collectively, “3TG”).

We are dedicated to responsibly sourcing materials and components, avoiding the use of minerals that have funded conflict and expect our suppliers to actively support our efforts to trace the origin of these materials used in the products we manufacture or contract to manufacture. As part of this commitment, we strive to ensure the ethical sourcing of minerals such as tin, tantalum, tungsten, and gold.

Overview - Insulet’s Products
The Company primarily engages in the development, manufacture, and sale of its proprietary continuous insulin delivery systems for people with insulin-dependent diabetes. The Omnipod platform includes: the Omnipod® 5 Automated Insulin Delivery System, the Omnipod DASH® Insulin Management System, and the Omnipod Insulin Management System. These products are collectively referred to as the “Covered Products.” The Covered Products are produced in our manufacturing facility in Acton, Massachusetts and Johor Baru, Malaysia. The Covered Products are also contracted to be manufactured in China for the Company by Sanmina Corporation (“Sanmina”), a provider of integrated manufacturing solutions, components, products and repair, logistics and after-market services and by Noetic, Inc., a developer and manufacturer of consumer electronics.
Our Approach
We do not purchase 3TG for use in our Covered Products directly from mines, smelters, or refiners. As a downstream company, we rely on collaboration with suppliers, industry peers, and other stakeholders to conduct appropriate due diligence on our upstream supply chains. We are a member of the Responsible Minerals Initiative (“RMI”), a multi-industry effort that supports companies in addressing conflict minerals risks. We use RMI’s Conflict Minerals Reporting Template (“CMRT”), a widely adopted standard for collecting supply chain data, including the identification of smelters or refiners (“SORs”) that process 3TG. To assess the sourcing practices of these SORs, we rely on RMI’s Responsible Minerals Assurance Process (“RMAP”), which uses independent third-party audits to evaluate whether SORs have systems in place that comply with RMI’s standards to validate SORs’ management processes for responsible mineral procurement in conformance with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”). Through RMAP and the CMRT, we aim to identify SORs in our supply chain and, based on available information, determine the country of origin and conformance status of the 3TG used in our products. To carry out the survey process, which is part of our overall due diligence framework, we partner with a third-party data collector (the “Collector”) to collect, store, analyze and aggregate supplier data.
Reasonable Country of Origin Inquiry
Based on information gathered by the Collector, the Company has determined that 3TG is necessary for the functionality or production of the Covered Products. Accordingly, the Company conducted in good faith a reasonable country of origin inquiry (the “RCOI”) to determine whether any 3TG contained in the Covered Products originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and/or Angola (together, the “Covered Countries”), or were from recycled or scrap sources.

The elements of the RCOI were: identification of the relevant suppliers, data collection, and assessment to determine whether further due diligence was required.
•Identification of Relevant Suppliers: We identified our direct suppliers who may have provided components or products that may contain 3TG (the “Supplier Group”).
•Data Collection: We worked with the Collector to request that each member of the Supplier Group submit a completed CMRT. We reviewed the CMRTs to identify the SORs in our supply chain and compare that list against RMI’s database to determine which entities are known to be in conformance with OECD Guidance. Based on the information provided, we found that some 3TG is:
1) Sourced from SORs conformant with RMAP assessment protocols (“RMAP Conformant”), including ones that source responsibly from Covered Countries;
2) Sourced from SORs that are not yet RMAP Conformant, and therefore we are unable to determine the country of origin; and
3) Possibly originating from recycled or scrap sources.
•Assessment: Based on available supplier information and our RCOI, we have reason to believe that some 3TG may have originated in the Covered Countries and may not be exclusively from recycled or scrap sources. Therefore, we proceeded to conduct due diligence on the source and chain of custody of our 3TG in accordance with the OECD Guidance.

Due Diligence Process
Our due diligence process listed below is in accordance with the OECD Guidance.
Step 1: Establish Strong Company Management Systems
The Company has established a management system to determine the source and chain of custody of 3TG in our supply chain, including the following key components:
•We have adopted a Conflict Minerals Policy that outlines our commitment to the responsible sourcing of 3TG throughout our supply chain. Our Conflict Minerals Policy is publicly available on our website at https://investor.insulet.com/ESG/. References to Insulet’s website are provided for convenience only, and its contents are not incorporated by reference into this report nor are they deemed filed with the SEC.
•We have established a Steering Committee that plays a critical governance role in overseeing the implementation of our Conflict Minerals Policy, reviews our conflict minerals due diligence process and results, and ensures alignment with our broader sustainability and ethical sourcing goals. The Steering Committee consists of sustainability, supply chain, and procurement functional leaders or their designees.
•We have a company-level grievance mechanism as part of our Code of Business Conduct and Ethics that provides both internal and external stakeholders with a mechanism to report violations of our policies or other concerns. We have procedures in place for follow-up in the event any conflict minerals issues are raised through our grievance mechanism.
•Conflict Minerals records are maintained for five years.
Step 2: Identify and Assess Risks in the Supply Chain
Our conflict minerals due diligence process is based on the collection of information from our Supplier Group through their submission of the CMRTs. Through our Collector, we reviewed the completed CMRTs for completeness and accuracy. If a supplier reported that they use 3TG in their supply chain and provided the SOR information, the Company reviewed this information against the RMI database, which shows the SOR’s RMAP status.

Step 3: Design and Implement a Strategy to Respond to Identified Risks
If a supplier indicated that they use SORs that are not RMAP Conformant or actively pursuing an RMI assessment (“RMAP Active”), then the Collector, on behalf of the Company, sent a notice asking the supplier to have the SOR participate in the RMAP program or cease acquiring 3TG from the SOR. We also found that some information reported was inaccurate or outdated. In these instances, the Collector sent a notice to the supplier requesting accurate SOR information. We emphasize continuous improvement year-over-year with our suppliers.
Step 4: Carry Out Independent Third-Party Audit of Smelters’ and Refiners’ Due Diligence Practices
As a member of RMI, the Company uses RMAP for third-party audits of the SORs, in addition to equivalent audit schemes from the Responsible Jewelry Council (RJC), London Bullion Market Association (LBMA), and Dubai Multi Commodities Centre (DMCC).
Step 5: Report on Supply Chain Due Diligence
This report is publicly filed with the SEC and a copy is available on our website at: https://investors.insulet.com/ESG. References to Insulet’s website are provided for convenience only, and its contents are not incorporated by reference into this report nor are they deemed filed with the SEC.
Due Diligence Results
We received fully completed CMRT responses from 100% of the Supplier Group. In their CMRT Responses, the Supplier Group reported 208 unique entities (compared to 231 unique entities in the period January 1 to December 31, 2024), of which 203 are eligible for assessment against applicable RMI standards, as confirmed by RMI. Of the 203 SORs identified:
•198 (97.5%) are RMAP Conformant
•One is RMAP Active but has not completed the assessment process as of April 1, 2026
•Four (2%) have not been validated as RMAP Conformant
Future Risk Mitigation Efforts
We intend to take the following steps to improve our 3TG due diligence efforts and to further mitigate any future risk of sourcing conflict minerals:
1) Continue to work closely with the Collector and the Supplier Group to obtain the necessary information on the origin of 3TG contained in the materials or components used in the Covered Products and continue to refine our applicability assessment process.
2) Monitor and encourage the continuing development and progress of traceability measures of the suppliers within the Supplier Group that indicated that the source of 3TG was unknown or not determined.
3) Engage with suppliers to request SORs who do not participate in the RMAP (or a cross-recognized program) to participate, or to work to transition away from such SORs.

Cautionary Statement about Forward-Looking Statements
This report contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that address activities, events or developments that we or our management intends, expects, projects, believes or anticipates will or may occur in the future. They are based on management’s assumptions and assessments in light of past experience and trends, current economic and industry conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results, developments and business decisions may differ from those envisaged by our forward-looking statements. Our forward-looking statements are also subject to risks and uncertainties, which can affect our performance in both the near and long term. These forward-looking statements should be considered in light of the information included in this report and our other filings with the SEC, including, without limitation, the “Risk Factors” as well as the description of trends and other factors in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Form 10-K for the year ended December 31, 2025, and other filings with the SEC. Insulet does not undertake to update, and expressly disclaims any duty to update, its forward-looking statements, whether as a result of circumstances or events that arise after the date they are made, new information, or otherwise.